Rule 424(b)(3)
                                       File No. 333-34641



PROSPECTUS SUPPLEMENT NO. 2 DATED NOVEMBER 10,1997
(TO PROSPECTUS DATED SEPTEMBER 29, 1997)


                          5,000,000 Shares

                       MILLER INDUSTRIES, INC.
                            Common Stock

     This Prospectus Supplement is part of the Prospectus dated
September 29, 1997 and should be read in conjunction therewith.

     Subsequent to September 29, 1997, the Company has acquired 11 towing service companies in separate transactions, none of which were individually material to the financial results of the Company and, in the aggregate, do not have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission. The Company issued an aggregate of approximately 516,000 shares of Common Stock and paid approximately $2,667,000 of cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 393,000 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting.

     At November 10, 1997, the Company had entered into letters of intent to acquire 17 additional towing service companies. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others. The Company intends to continue to aggressively pursue additional purchases of towing service companies.

     On November 10, 1997, the Company issued a press release announcing that Jeffrey I. Badgley will assume the position of the Company's sole Chief Executive Officer. Mr. Badgley has served in increasingly more significant senior level positions including President, Chief Operating Officer and most recently Co-CEO, sharing responsibilities with William G. Miller, Chairman and Co-CEO. As part of this transition, Mr. Miller will relinquish the Co-CEO title but will continue to serve as Chairman of the Board and maintain responsibility for the long-range strategy of the Company as well as corporate governance issues.


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   The date of this Prospectus Supplement is November 10, 1997.